October 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3561

Attn:       Daniel Crawford

 Alan Campbell

Re:	ESSA Pharma Inc.
Registration Statement on Form S-3 (File No. 333-274584)

Ladies and Gentlemen:

On behalf of ESSA Pharma Inc. (the “Company”), we respectfully request that the U.S. Securities and Exchange Commission take appropriate action to accelerate the effective date of the Registration Statement on Form S-3 (File No. 333-274584) (the “Registration Statement”) pursuant to Rule 461 under the Securities Act of 1933, as amended, so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on October 10, 2023 or as soon thereafter as is practicable.

We also request that the undersigned of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, be notified of such effectiveness by a telephone call at (212) 735-2227 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Michael J. Hong
Michael J. Hong

cc:        David Parkinson